October 17, 2024

Paul Travers
Chief Executive Officer
Vuzix Corp
25 Hendrix Road, Suite A
West Henrietta, New York 14586

       Re: Vuzix Corp
           Registration Statement on Form S-3
           Filed October 1, 2024
           File No. 333-282438
Dear Paul Travers:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3 filed October 1, 2024
General

1. Please provide us with your analysis as to why the shares of common stock convertible from the preferred shares to be issued in the second and third closings are eligible to be registered at this time. See SAS C&DI Question 139.11.
2. If the transaction is treated as an indirect offering by the issuer, then please advise on your eligibility to use Form S-3. In that regard, we note that it appears that your public float is not sufficient to meet the Transaction Requirement in Instruction I.B.1 of
       Form S-3. Please advise or revise on a Form that you are eligible to use.
 October 17, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Erin Donahue at 202-551-6063 or Asia Timmons-Pierce at 202-551-
3754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing